FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 05, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS’ SUBSIDIARY IN TURKMENISTAN RESUMES OPERATIONS

Moscow, Russia – July 5, 2005 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT) announces that it has reached an agreement with the Communications Ministry of Turkmenistan for its subsidiary to resume operations in the country.

As previously announced, the operations of Barash Communications Technologies, Inc. (BCTI), MTS’ newly acquired (51% controlling stake) US incorporated company with a GSM license for Turkmenistan, were suspended due to the decision made last week by the Communications Ministry of Turkmenistan to revoke the company’s license.

MTS’ management immediately began negotiations with the Turkmen government, which resulted in the reinstatement of BCTI’s license yesterday afternoon. The company has now resumed providing mobile services to its subscribers (approximately 60 thousand; around 97% of the country’s mobile phone users).

Vassily Sidorov, MTS’ President and CEO, commented: “We are very satisfied with the Communication Ministry’s decision to return BCTI’s license. This response is a clear indication that the government is interested in creating favorable conditions for large foreign investors and it provides a good basis for our future long-term cooperation in developing the telecommunications infrastructure in the country. We are also certainly pleased to be able to resume services to subscribers that were cut off for several days.”

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911-65-53
Andrey Braginski, Investor Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 42.36 million subscribers. The regions of Russia, as well as Belarus, Ukraine, Uzbekistan, and Turkmenistan in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 233 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: July 05, 2005